UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated July 28, 2010, DryShips Inc. Reports Financial and Operating Results for the Second Quarter 2010.

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE SECOND QUARTER 2010

July 28, 2010, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or the Company, a global provider of marine transportation services for drybulk cargoes and offshore oil deepwater drilling, today announced its unaudited financial and operating results for the second quarter and six-month period ended June 30, 2010.

Second Quarter 2010 Financial Highlights

➢

For the second quarter of 2010, the Company reported net income of $8.7 million, or $0.02 basic and diluted earnings per share. Included in the second quarter 2010 results are various items, totaling $71.7 million, or $0.28 per share which are described below. Excluding these items, net income amounted to $80.4 million or $0.30 per share.

o

Included in the second quarter 2010 results are non-cash amortization of debt issuance costs, including those relating to our convertible senior notes, totaling $7.9 million, or $0.03 per share.

o

Included in the second quarter 2010 results are losses incurred on our interest rate swaps, amounting to $63.8 million, or $0.25 per share.

➢

Basic earnings per share for the second quarter of 2010 includes a non-cash accrual for the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, amounting to $2.5 million, which reduces the income available to common shareholders. Basic earnings per share is calculated as net income less accrued dividends on preferred stock divided by weighted average number of common shares outstanding.

➢

The Company reported adjusted EBITDA of $152.3 million for the second quarter of 2010 as compared to $74.2 million in the same period in 2009. For the first half of 2010 adjusted EBITDA rose to $268.8 million compared to $24.5 million in the first half of 2009.

George Economou, Chairman and Chief Executive Officer of the Company commented,:

 “We are pleased to report another quarter of solid operational results with both the drybulk and drilling segments performing as per expectations. The semi-submersibles continued to perform at close to 100% earnings efficiency and maintained a good safety record. During the second quarter, we were opportunistic and reopened the previously issued senior convertible notes raising an additional $240 million, further strengthening the balance sheet. With $864 million in liquidity, we retain the flexibility to make the necessary payments for the drillships until financing is arranged or for vessel acquisitions as opportunities arise. The dry cargo freight market was relatively strong in the first half of 2010, with Panamaxes averaging $30,155 per day. In July, dry bulk freight rates have dropped significantly from the level seen earlier in the second quarter as, among other factors, steel mills undergo maintenance and overbuilt steel inventories are run down. DryShips is insulated from this seasonality as our drybulk carriers are almost 100% fixed for remaining 2010 and 82% for 2011. This seasonal slowdown in the market is expected to be short lived as long-term fundamentals of the drybulk market remain strong. If on the other hand this downturn is prolonged we will be poised to take advantage of opportunities that will arise.

“The moratorium imposed on all deepwater drilling in the US Gulf of Mexico is expected to be a short term negative for the industry as some rigs may move out of the region and compete for business elsewhere.  However, in the medium to long term the resulting emphasis on modern equipment and safety measures is expected to be a positive development for the industry overall.  While it’s early to authoritatively say what the actual regulations will be one expected result will be a focus on newer equipment. With four state of the art sixth generation drill ships, we believe that any new safety regulations will be advantageous for us. There are several older units in the mid and deep water segments and it can be expected that customers may want to replace these older units with more capable modern units from the ultra deepwater fleet.  Furthermore, we expect that customers drilling in sensitive areas such as offshore Greenland or in the North Sea or in the Canadian Arctic will insist on having two drillships to drill a well instead of one as is the case now, effectively doubling rig demand from that particular well. Furthermore, with a stricter inspection and safety regime we would expect that the time taken to drill the same well will be effectively longer than what it is now. An increase in operating costs as a result of higher insurance premiums, more training or inspections, is also expected.

“It is important to note that although the US Gulf of Mexico is an important area for deep and ultra deepwater drilling it isn’t the only area for growth.  West Africa and Brazil remain prolific in terms of discoveries and we are now seeing drilling in many new areas such as East Africa, Mediterranean Sea, Black Sea, Red Sea, India and the rest of the Asia-Pacific.

“Ocean Rig is an experienced ultra deepwater rig operator that has drilled in harsh weather and sensitive environments with almost 10 years of experience. We have drilled 79 deep and ultra deepwater wells in 11 locations for 16 clients. We comply with the safety standards required to operate in the Norwegian North Sea, which are some of the strictest in the world. The long-term prospects of the ultra deepwater sector remain bright and we remain committed to the sector.”

Financial Review: 2010 Second Quarter

The Company recorded net income of $8.7 million, or $0.02 basic and diluted earnings per share, for the three-month period ended June 30, 2010, as compared to a net income of $51.5 million, or $0.24 basic and diluted earnings per share, for the three-month period ended June 30, 2009. Adjusted EBITDA, which is defined and reconciled later in this press release, was $152.3 million for the second quarter of 2010 as compared to $74.2 million for the same period in 2009.

Included in the second quarter 2010 results are various items totaling $71.7 million, or $0.28 per share, which are described at the beginning of this press release. Excluding these items, our adjusted net income amounts to $80.4 million, or $0.30 per share.

Basic earnings per share, as defined earlier in this press release, for the second quarter of 2010 includes a non-cash accrual for the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, amounting to $2.5 million, which reduces the income available to common shareholders.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) increased by $8.9 million to $108.8 million for the three-month period ended June 30, 2010, as compared to $99.9 million for the three-month period ended June 30, 2009. For the offshore drilling segment, revenues from drilling contracts amounted to $109.0 million for the three-month period ended June 30, 2010 as compared to $100.6 million for the same period in 2009.

Total vessel and rig operating expenses and total depreciation and amortization decreased to $46.7 million and $48.3 million, respectively, for the three-month period ended June 30, 2010 from $51.4 million and $48.7 million, respectively, for the three-month period ended June 30, 2009. Total general and administrative expenses declined to $16.8 million in the second quarter of 2010 from $21.9 million during the comparative period in 2009.

Interest and finance costs, net of interest income, was relatively stable at $24.1 million for the three-month period ended June 30, 2010, compared to $22.1 million for the three-month period ended June 30, 2009.

Recent Events

➢

George Economou, Chairman of the Board and Chief Executive Officer, appointed as interim Chief Executive Officer for the Company’s fully-owned subsidiary Ocean Rig UDW, following the resignation of David Mullen.

Fleet List

The table below describes our drybulk fleet profile as of July 21, 2010

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest

Fixed rate employment

Capesize:
Alameda	2001	170,662	Capesize	$21,000	Feb-11	May-11
Brisbane	1995	151,066	Capesize	$25,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	$61,000	Apr-18	Jun-18
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$67,000	Feb-13	Apr-13
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	$57,000	Dec-11	Apr-12

Panamax:
Avoca	2004	76,629	Panamax	$45,500	Sep-13	Dec-13
Bargara	2002	74,832	Panamax	$43,750	May-12	Jul-12
Capitola	2001	74,816	Panamax	$39,500	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Conquistador	2000	75,607	Panamax	$17,750	Aug-11	Nov-11
Coronado	2000	75,706	Panamax	$18,250	Sep-11	Nov-11
Ecola	2001	73,925	Panamax	$43,500	Jun-12	Aug-12
La Jolla	1997	72,126	Panamax	$14,750	Aug-11	Nov-11
Levanto	2001	73,931	Panamax	$16,800	Sep-11	Nov-11
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Maganari	2001	75,941	Panamax	$14,500	Jul-11	Sep-11
Majorca	2005	74,747	Panamax	$43,750	Jun-12	Aug-12
Marbella	2000	72,561	Panamax	$14,750	Aug-11	Nov-11
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Ocean Crystal	1999	73,688	Panamax	$15,000	Aug-11	Nov-11
Oliva	2009	75,208	Panamax	$17,850	Oct-11	Dec-11
Oregon	2002	74,204	Panamax	$16,350	Aug-11	Oct-11
Padre	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	$42,500	Sep-13	Dec-13
Primera	1998	72,495	Panamax	$18,250*	Dec-10	Dec-10
Rapallo	2009	75,123	Panamax	$15,400	Aug-11	Oct-11
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Saldanha	2004	75,707	Panamax	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	$39,500	May-13	Jul-13
Sonoma	2001	74,786	Panamax	$19,300	Sept- 11	Nov- 11
Sorrento	2004	76,633	Panamax	$17,300	Sep-11	Dec-11
Toro	1995	73,035	Panamax	$16,750	May-11	Jul-11
Xanadu	1999	72,270	Panamax	$39,750	Jul-13	Sep-13

Supramax:
Pachino	2002	51,201	Supramax	$20,250	Sep-10	Feb-11
Paros I	2003	51,201	Supramax	$27,135	Oct-11	May-12

Newbuildings

Panamax 1	2011	76,000	Panamax
Panamax 2	2012	76,000	Panamax

* Based on a synthetic time charter

Summary Operating Data (unaudited)

(Dollars in thousands, except average daily results)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
Average number of vessels(1)	37.3	37.0	37.5	37.3
Total voyage days for vessels(2)	3,358	3,330	6,633	6,644
Total calendar days for vessels(3)	3,394	3,367	6,785	6,751
Fleet utilization(4)	99.0%	98.9%	97.8%	98.4%
Time charter equivalent(5)	$29,752	$32,659	$28,458	$32,455
Vessel operating expenses (daily)(6)	$5,266	$4,849	$5,317	$5,271

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
Voyage revenues	106,866	115,266	204,468	229,169
Voyage expenses	(6,959)	(6,511)	(15,705)	(13,537)
Time charter equivalent revenues	99,907	108,755	188,763	215,632
Total voyage days for fleet	3,358	3,330	6,633	6,644
Time charter equivalent TCE	29,752	32,659	28,458	32,455

 (6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010

REVENUES:
Voyage revenues	$106,866	$115,266	$204,468	$229,169
Revenues from drilling contracts	100,642	108,972	196,680	189,228
	207,508	224,238	401,148	418,397

EXPENSES:
Voyage expenses	6,959	6,510	15,705	13,537
Vessel operating expenses	17,873	16,327	36,078	35,586
Drilling rigs operating expenses	33,556	30,408	65,839	59,508
Depreciation and amortization	48,736	48,324	97,153	95,482
Loss (gain) on sale of assets	6	430	(2,432)	(10,254)
Loss on contract cancellations, net	44,764	-	211,416	-
General and administrative expenses	21,929	16,823	43,420	44,011

Operating income / (loss)	33,685	105,416	(66,031)	180,527

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(22,097)	(24,101)	(48,654)	(47,781)
Gain / (loss) on interest rate swaps	51,576	(63,790)	60,294	(98,427)
Other, net	(2,074)	(1,481)	(535)	(7,209)
Income taxes	(3,453)	(7,361)	(6,354)	(11,938)
Total other income / (expenses), net	23,952	(96,733)	4,751	(165,355)

Net income / (loss)	57,637	8,683	(61,280)	15,172

Net income attributable to Non controlling interests	(6,115)	-	(6,115)	-

Net income / (loss) attributable to Dryships Inc. common stockholders	$51,522	$8,683	$(67,395)	$15,172

Earnings/(loss) per common share, basic	$0.24	$0.02	$(0.41)	$0.03
Weighted average number of shares, basic	216,344,623	255,199,773	163,011,168	255,012,737

Earnings/(loss) per common share, diluted	$0.24	$0.02	$(0.41)	$0.03
Weighted average number of shares, diluted	216,344,623	255,199,773	163,011,168	255,012,737

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2009	June 30, 2010

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$693,169	$394,002
Restricted cash	350,833	470,187
Trade accounts receivable, net	66,681	51,251
Other current assets	69,967	74,136
Total current assets	1,180,650	989,576

FIXED ASSETS, NET:
Advances for assets under construction and acquisitions	1,174,693	1,670,452
Vessels, net	2,058,329	1,969,307
Drilling rigs, machinery and equipment, net	1,329,641	1,280,300
Total fixed assets, net	4,562,663	4,920,059

OTHER NON CURRENT ASSETS:
Other non-current assets	55,775	73,410
Total non current assets	55,775	73,410
Total assets	5,799,088	5,983,045

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	1,698,692	1,625,576
Other current liabilities	197,331	196,729
Total current liabilities	1,896,023	1,822,305

NON CURRENT LIABILITIES
Long-term debt, net of current portion	985,992	1,095,400
Other non-current liabilities	112,438	183,123
Total non current liabilities	1,098,430	1,278,523

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	2,804,635	2,882,217
Total liabilities and stockholders equity	$5,799,088	$5,983,045

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010

Net income / (loss)	51,522	8,683	(67,395)	15,172

Add: Net interest expense	22,097	24,101	48,654	47,781
Add: Depreciation and amortization	48,736	48,324	97,153	95,482
Add: Income taxes	3,453	7,361	6,354	11,938
Add: Loss (gain) on interest rate swaps	(51,576)	63,790	(60,294)	98,427

Adjusted EBITDA	74,232	152,259	24,472	268,800

Conference Call and Webcast: Thursday, July 29, 2010 at 8:00 a.m. EDT

As announced, the Company’s management team will host a conference call, on Thursday, July 29, 2010 at 8:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips".

A replay of the conference call will be available until August 5, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings) comprising seven Capesize carriers, 30 Panamax carriers and  two Supramax carriers, with a combined deadweight tonnage of over 3.5 million tons, two ultra deep water semisubmersible drilling rigs and four ultra deep water newbuilding drillships.

DryShips Inc.’s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: July 28, 2010	By: /s/George Economou
George Economou Chief Executive Officer